RSE COLLECTION, LLC

250 Lafayette Street, 2nd Floor

New York, NY 10012

July 29, 2022

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Scott Anderegg, Staff Attorney

Re:RSE Collection, LLC
Post-Qualification Amendment No. 22
Filed July 25, 2022
File No. 024-11584

Ladies and Gentlemen:

We respectfully request that the above referenced Post-Qualification Amendment to the Offering Statement on Form 1-A for RSE Collection, LLC, a Delaware series limited liability company, be declared qualified by the Securities and Exchange Commission before 9:00 AM Eastern Time on Tuesday, August 02, 2022, or as soon thereafter as practicable.

We request that we be notified of such qualification by a telephone call or email to Max Niederste-Ostholt, at 212-729-3820 or max@rallyrd.com.

Very truly yours,

/s/ George Leimer

Chief Executive Officer of RSE Markets, Inc.,

the sole member of Rally Holdings LLC,

the Managing Member of RSE Collection Manager, LLC,

the Managing Member of RSE Collection, LLC

cc:

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Lori B. Metrock, Esq., Maynard, Cooper & Gale, P.C.